Exhibit 99.1

DHT HOLDINGS, INC. RECEIVES STRONG SUPPORT AT ITS 2017 ANNUAL
MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 15, 2017 - DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its 2017 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Thursday, June 15, 2017.  At the Annual Meeting, DHT received overwhelming support from its shareholders who elected Jeremy Kramer as a Class I Director for a term of three years, amended DHT’s articles of incorporation to increase the number of authorized shares of common stock from 150,000,000 to 250,000,000 and ratified the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

The motions to elect Jeremy Kramer, amend the articles of incorporation and ratify the selection of Deloitte received the support of over 95%, 93% and 98% of votes cast respectively.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com